
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Plover Animation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    South Carolina

    Date of organization
    March 2, 2022

Physical address of issuer
2848 Ophelia Way, Myrtle Beach, SC 29577

Website of issuer
http://ploveranimation.com/

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$18,154.31	$25,459.00
Cash & Cash Equivalents	$140.63	$4,945.00
Accounts Receivable	$0.00	$2,500.00
Short-term Debt	$97.88	$8.00
Long-term Debt	$32,148.81	$0.00
Revenues/Sales	$0.00	$10,005.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	-$5.12	$0.00
Net Income	-$11,428.61	-$7,762.00

March 7, 2024

FORM C-AR

Plover Animation



  This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plover Animation, a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://ploveranimation.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 7, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

-$11,428.61 2
-$7,762.00 2
March 7, 2024 3
FORM C-AR 3
Plover Animation 3
..... 3
This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Plover Animation, a South Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). 3
No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://ploveranimation.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company. 3
The date of this Form C-AR is March 7, 2024 4
THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES 4
Forward Looking Statement Disclosure 4
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events 4
The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial

7

Our new product could fail to achieve the sales projections we expected.....................................21
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment..21
We are an early-stage company and have not yet generated any profits......................................21
Plover Animation Inc. was formed on March 2, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Plover Animation Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares..21
We are an early-stage company and have limited revenue and operating history.........................21
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that metaverse and NFT animations is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.............................21
We rely on third parties to provide services essential to the success of our business...................21
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance..21
The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility...22
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate...22
The amount raised in this offering may include investments from company insiders or immediate family members...22
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page...22
The Company's CEO also runs and operates another business, MintPrint LLC..........................22
Currently, the CEO of Plover Animation, Jennifer Hotai Dale, spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and

The Company is subject to laws and regulations affecting its domestic international operations in the areas of labor, advertising, digital content, and consumer protection. The Company is subject

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Plover Animation (the "Company") is a South Carolina Corporation, formed on March 2, 2022. The Company is currently also conducting business under the name of Plover Animation Inc.

The Company is located at 2848 Ophelia Way, Myrtle Beach, SC 29577.

The Company's website is http://ploveranimation.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We are creating animated content for the next stage of the internet, called Web 3.0, which involves virtual worlds and is built on blockchain technology. Called "the metaverse", this new frontier is an interactive digital space that is created for people and brands to engage with others around the world. Our company will create high-quality digital art, virtual world assets (such as environments and characters), and animated films.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our metaverse films. Delays or cost overruns in the development of our metaverse films and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company.
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject

to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits
Plover Animation Inc. was formed on March 2, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Plover Animation Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that metaverse and NFT animations is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company's CEO also runs and operates another business, MintPrint LLC.

Currently, the CEO of Plover Animation, Jennifer Hotai Dale, spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation and plans on transitioning more full-time to Plover in August 2022. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational. This is an early stage company that is in need of funding to develop.

The Company is focused on creating art content for Non-Fungible Tokens (NFTs). The NFT market is risky.

The Company is fundraising to develop original content for Web 3.0 and the metaverse. Within this Web 3.0, a popular product is an NFT. The metaverse is in its early stages and in general, early-stage industries contain risk.

There may be copyright and/or trademark risks associated with the art Plover Animation hopes to create.

Plover Animation plans to operate in a new industry, the metaverse. Along with any new industry, comes challenges related to Intellectual Property rights like copyright or trademarks. There may be risks associated with protecting Plover's rights in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We are creating animated content for the next stage of the internet, called Web 3.0, which involves virtual worlds and is built on blockchain technology. Called "the metaverse", this new frontier is an interactive digital space that is created for people and brands to engage with others around the world. Our company will create high-quality digital art, virtual world assets (such as environments and characters), and animated films.

Business Plan

We are currently in the pre-seed stage. Our goal for the first year is to establish our presence in the Metaverse space. In the first 12 months, we will start with developing our company culture, followed by hiring & onboarding, then contacting leads, developing animation services, and developing metaverse short films. In the following 4 years, we'll increase our number of projects by forming more partnerships. As we establish ourselves and expand our team, we'll be able to penetrate the big brand market for larger metaverse projects. We'll also be able to start developing multiple original animation series simultaneously with a larger staff. At 5 years, we plan to offer new cutting-edge services such as Virtual Production (which requires a virtual filming studio to be built) and Virtual Influencers (which requires motion-capture performers and equipment). We have two signed Letters of Intent with VRTalks and Pink Panda. VRTalks is a global community united around the common goal of raising awareness for important XR initiatives that have a positive and meaningful impact on humanity. We're collaborating with them on co-branding, virtual venue projects, and showcasing our creations. Pink Panda is an intricately designed mobile wallet, for creating a global, user friendly, socially impactful entryway to decentralized finance(DeFi), NFTs, and the Metaverse. We're in collaboration with them about opportunities for NFT art and connections in the industry. We are also interested in partnering with two additional companies. Lootverse (a partner of Pink Panda) is a decentralized fantasy parallel world, where participants in NFT-powered attractions shape the story and culture of this alternate reality. We're in collaboration with them about NFT creation and other animation opportunities. We are currently discussing a partnership with Sankofa Global Project for inclusion initiatives. Its mission is to increase the number of women and people of color in science, technology, engineering, art, and math.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Plover Animation	Developing feature films for the Metaverse, quality animated series for the Metaverse, OTT streaming, and commercial videos	Blockchain companies, Metaverse platforms, major brands, entertainment studios, and NFT collectors.

In the following years, we'll increase our number of projects by forming more partnerships. We will be creating collections to fund the production of our series, which would eventually be distributed on the metaverse and OTT. As we establish ourselves and expand our team, we'll be able to penetrate the big brand market for larger metaverse projects. We'll also be able to start developing multiple original animation series simultaneously with a larger staff. At 5 years, We plan to offer new cutting-edge services such as Virtual Production (which requires a virtual filming studio to be built) and Virtual Influencers (which requires motion-capture performers and equipment).

The company will sell its animated content on the next stage of the internet, called Web 3.0 which involved virtual worlds and is built on blockchain technology.

Competition

The Company's primary competitors are Spire Animation Studios .

Just like us, Spire Animation Studios is developing feature films for the Metaverse (which they received 20M in funding for), their directors & writers are alumni of major studios like Disney and Sony, and their team members worked on highly-acclaimed movies & games. However, we believe they do not prioritize inclusiveness & diversity, they do not have a dedicated creative team for art, or collaborate with Metaverse communities. Tafi values inclusiveness with the avatars that they create for people of all backgrounds, and they are a big player in the Metaverse communities. Catexa's strength is in branded characters & interactive media solutions, but they lack any of the aforementioned features and values. In our opinion, we have all of the above strengths, and our strategic advantage is focused on collaboration and partnerships with Metaverse communities to build opportunities.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are blockchain companies, Metaverse platforms, major brands, entertainment studios, and NFT collectors.

Intellectual Property

The Company is dependent on the following intellectual property:

None

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic international operations in the areas of labor, advertising, digital content, and consumer protection. The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2848 Ophelia Way, Myrtle Beach, SC 29577

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jennifer Hotai Dale

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, President, Treasurer, Secretary, Director: March 2, 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Plover Animation: CEO, President, Treasurer, Secretary, Director, Dates of Service: March 02, 2022 - Present Responsibilities: Company operations, team management, creatives. Currently does not take a salary. Currently, Jennifer spends approximately 30 hours per week with her company, MintPrint LLC, and 20 hours per week with Plover Animation. She currently needs funding to be able to focus on Plover Animation. At this time, MintPrint provides Jennifer's primary salary and she does not expect to take a salary from Plover Animation until the business has funding and is fully operational. MintPrint LLC: Owner Dates of Service: September 29, 2015 - Present. Responsibilities: Operations and graphic design.

Education

Attended California State University (no degrees earned)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in South Carolina, US.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Equity Common Stock
Amount outstanding	6,500,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Equity Common Stock
Amount outstanding	21,703
Voting Rights	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	6,500,000	$0.00	Issuance of founder's shares	March 18, 2022	Section 4(a)(2)
Common Stock	21,703	$17,746.68	StartEngine Platform fees, company employment, operations, and marketing	June 17, 2022	Regulation CF

Ownership

A majority of the Company is owned by Jennifer Hotai Dale.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jennifer Hotai Dale	65.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$12,437.00	-$4,878.00	$0.00

Operations

Future challenges related to capital resources are payroll fees and taxes, and fees for hiring of non-U.S. citizens. All of the funds raised from the crowdfunding campaign will be necessary for the viability of the company. If the Company raised $10K, this is enough to pay for the CEO and one developer or artist for 1 month's work. If we raised $l.07mil, this will allow us to build a small, core team of animators and metaverse/NFT developers. We can purchase software to compensate the workflow gaps of having a small animation team.

Target new leads and work on new strategy.

Liquidity and Capital Resources

On March 18, 2022 the Company conducted an offering pursuant to Regulation CF and raised $0.00.

On June 17, 2022 the Company conducted an offering pursuant to Regulation CF and raised $17,746.68.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
There might be lines of credit for purchasing licenses for new software that will aid in the metaverse workflow.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Jennifer Dale
Relationship to the Company	Founder and CEO
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	6,500,000 securities owned by Jennifer Hotai Dale

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company <mark>has not</mark> failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jennifer Hotai Dale
(Signature)

Jennifer Hotai Dale
(Name)

CEO, President, Treasurer, Secretary, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements


Plover Animation Inc.

Balance Sheet

As of December 31, 2022


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account - Primary Cash Account (9302) - 1	4,945.33
Total Bank Accounts	**$4,945.33**
Other Current Assets	
Bryn Mawr Escrow	14,359.92
Coinbase Account	8.15
Payments to deposit	0.00
Total Other Current Assets	**$14,368.07**
Total Current Assets	**$19,313.40**
Fixed Assets	
Tools, machinery, and equipment	3,645.61
Total Fixed Assets	**$3,645.61**
TOTAL ASSETS	**$22,959.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - 1	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	7.50
SC Income Tax	0.00
Total Payroll Liabilities	**7.50**
Total Other Current Liabilities	**$7.50**
Total Current Liabilities	**$7.50**
Total Liabilities	**$7.50**
Equity	
Common stock	
Common Stock StartEngine	30,465.28
Total Common stock	**30,465.28**
Paid in Capital	2,748.00
Retained Earnings	
Net Income	-10,261.77
Total Equity	**$22,951.51**
TOTAL LIABILITIES AND EQUITY	**$22,959.01**

Plover Animation Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Brex Cash Account - Primary Cash Account (9302) - 1	140.63
Total Bank Accounts	**$140.63**
Other Current Assets	
Bryn Mawr Escrow	14,359.92
Coinbase Account	8.15
Payments to deposit	0.00
Total Other Current Assets	**$14,368.07**
Total Current Assets	**$14,508.70**
Fixed Assets	
Tools, machinery, and equipment	3,645.61
Total Fixed Assets	**$3,645.61**
TOTAL ASSETS	**$18,154.31**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card Account - 1	100.00
Total Credit Cards	**$100.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	3.00
SC Income Tax	-5.12
Total Payroll Liabilities	**-2.12**
Total Other Current Liabilities	**$ -2.12**
Total Current Liabilities	**$97.88**
Total Liabilities	**$97.88**
Equity	
Common stock	
Common Stock StartEngine	32,148.81
Total Common stock	**32,148.81**
Paid in Capital	7,598.00
Retained Earnings	-10,261.77
Net Income	-11,428.61
Total Equity	**$18,056.43**
TOTAL LIABILITIES AND EQUITY	**$18,154.31**

Plover Animation Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,761.77
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	-2,500.00
Bryn Mawr Escrow	-14,359.92
Coinbase Account	-8.15
Brex Card Account - 1	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	7.50
Payroll Liabilities:SC Income Tax	0.00
Payroll Liabilities:SC Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,860.57**
Net cash provided by operating activities	**$ -24,622.34**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-3,645.61
Net cash provided by investing activities	**$ -3,645.61**
FINANCING ACTIVITIES	
Common stock:Common Stock StartEngine	30,465.28
Paid in Capital	2,748.00
Net cash provided by financing activities	**$33,213.28**
NET CASH INCREASE FOR PERIOD	**$4,945.33**
CASH AT END OF PERIOD	**$4,945.33**

Plover Animation Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-11,428.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Brex Card Account - 1	100.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-4.50
Payroll Liabilities:SC Income Tax	-5.12
Payroll Liabilities:SC Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**90.38**
Net cash provided by operating activities	**$ -11,338.23**
FINANCING ACTIVITIES	
Common stock:Common Stock StartEngine	1,683.53
Paid in Capital	4,850.00
Net cash provided by financing activities	**$6,533.53**
NET CASH INCREASE FOR PERIOD	**$ -4,804.70**
Cash at beginning of period	4,945.33
CASH AT END OF PERIOD	**$140.63**